UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Six Months Ended March 31,

		Year Ended September 30,
	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$178,294	$163,271	$200,539	$207,929	$171,010
Interest expense	20,157	37,285	40,400	37,897	38,578
Amortization of debt discount and
expense	193	345	728	575	731
Estimated interest component of
rental expense	1,237	2,512	2,728	2,398	2,090
	$199,881	$203,413	$244,395	$248,799	$212,409

Fixed Charges:
Interest expense	$20,157	$37,285	$40,400	$37,897	$38,578
Amortization of debt discount and
expense	193	345	728	575	731
Allowance for funds used during
construction (capitalized interest)	556	602	407	227	286
Estimated interest component of
rental expense	1,237	2,512	2,728	2,398	2,090
	$22,143	$40,744	$44,263	$41,097	$41,685

Ratio of earnings to fixed charges	9.03	4.99	5.52	6.05	5.10